DRAFT FAIRNESS OPINION OF FINANCIAL ADVISOR DATED SEPTEMBER 5, 2008

FAIRNESS OPINION

FIRST FREEDOM BANK
LEBANON, TENNESSEE
September 2008

FAIRNESS OPINION

FIRST FREEDOM BANK

Professional Bank Services,	The 1000 Building
Incorporated	6200 Dutchman’s Lane, Suite 305
Louisville, Kentucky 40205

Louisville, Nashville,
Orlando	502 451-6633
502 451-6755 (FAX)
Consultants to the	800-523-4778
Financial Industry	www.probank.com
pbs@probank.com

ProfessionalBankServices
September 5, 2008
Board of Directors
First Freedom Bank
1620 West Main Street
Lebanon, Tennessee 37087
To The Directorate:
You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of First Freedom Bank, Lebanon, Tennessee (the “Bank”) relative to a proposed amendment to the charter of the Bank whereby certain of the common shares will be reclassified. This fair value appraisal is based on a review of the financial condition and history of the Bank, regulatory and audit reports, and other such summary information available and deemed appropriate. The date of this appraisal is August 25, 2008.
Professional Bank Services, Inc. (“PBS”) has performed stock appraisals for many financial institutions in the United States. Our knowledge of the financial industry evolves from an experienced staff and a history as consultants and financial advisors to the banking industry. The firm’s wholly owned subsidiary, Investment Bank Services, Inc., is a registered Broker/Dealer with the Securities and Exchange Commission.
For purposes of this appraisal, we have reviewed and analyzed the historical performance of the Bank, including: (i) June 30, 2008 Consolidated Reports of Condition and Income filed with the Federal Deposit Insurance Corporation by the Bank; (ii) June 30, 2008 Uniform Bank Performance Reports for the Bank; (iii) Form 10-Q filed by the Bank for the quarterly period ended Mach 31, 2008, and (iv) the Proxy Statement filed by the Bank.

Board of Directors
First Freedom Bank
September 5, 2008
Financial projections have been prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this appraisal. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry generally.
We have not compiled or audited the financial statements of the Bank, nor have we independently verified any of the information reviewed; we have relied upon such information as being complete and accurate in all material respects. We have not made an independent evaluation of the assets of the Bank.
PBS, its officers, and its staff have no present business interest in the Bank. No benefits will accrue to PBS as a result of this review, other than the professional fees previously agreed to by the Bank. PBS is independent of all parties to the Bank within the meaning of proposed regulation 29 CFR 2510.3-18(b) issued by the Department of Labor, as well as Section 401(a)(28)(c) of the Internal Revenue Code of 1986, as amended. Fees paid to PBS for the preparation of this review are neither dependent nor contingent upon any transaction or upon the results of the review.
Based on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers, that, as of the date hereof, the consideration proposed to be received by the shareholders of the Bank is fair and equitable from a financial perspective.
Very truly yours,
PROFESSIONAL BANK SERVICES, INC.

BACKGROUND
First Freedom Bank, Lebanon, Tennessee, (the “Bank”) was established in 2006 and is a state chartered commercial bank. The proposed reclassification transaction is being considered to reduce expenses associated with SEC reporting. These expenses include legal expenses, accounting expenses, shareholder communication expenses, and software and data processing expenses. The Bank would also avoid the costs associated with the implementation of Sarbanes-Oxley reporting requirements and the hiring of additional staff that would be required for reporting and securities law compliance. Overall, the Bank estimates annual cost savings of $201,000 through the contemplated going private transaction.
The proposed reclassification transaction calls for common shares held by holders of between 900 and 2,499 shares of common stock to be reclassified into Class A common stock, common shares held by holders of between 225 and 899 shares of common stock to be reclassified into shares of Class B common stock and common shares held by holders of 224 or less shares of common stock to be reclassified into shares of Series A Preferred Stock on the basis of one share of Class A common stock, Class B common stock, or Series A preferred stock for each share of common stock held by such shareholders.
The Bank also proposes to reclassify the common stock warrants held by holders of between 900 and 2,499 shares of common stock into Class A common stock warrants, common stock warrants held by holders of between 225 and 899 shares of common stock to be reclassified into shares of Class B common stock warrants and common stock warrants held by holders of 224 or less shares of common stock to be reclassified into shares of Series A Preferred Stock warrants. Holders of 2,500 or more shares of common stock will continue to hold the same number of shares of common stock and common stock warrants that were held prior to the reclassification transaction.
Class B common shares and Series A Preferred will have no voting rights except as required by law (and Series A Preferred will have voting rights in connection with the issuance of any stock having rights superior to the Series A preferred). Class A common shares will have no voting rights except to vote on any merger or similar transaction and as otherwise required by law. Class A common shares are entitled to a dividend premium of 3% above that paid on any common shares. Class B common shares are entitled to a 5% premium and Series A Preferred shares will receive a 10% dividend premium. In addition, Series A Preferred shares are convertible to common stock upon a change in control.

NATIONAL ECONOMY
According to preliminary estimates released by the Bureau of Economic Analysis, the U.S. economy experienced a slight acceleration in growth during the first quarter of 2008 compared to the fourth quarter of 2007. First quarter 2008 real Gross Domestic Product (“GDP”) increased at a 0.90% annual rate compared to fourth quarter 2007 real GDP annualized growth rate of 0.60%.
Acceleration in inventory investment compared to fourth quarter numbers contributed to the increased rate of growth in real GDP during the first quarter. The minimal acceleration in first quarter growth was partially offset by deceleration in personal consumption expenditures. The increase in real GDP during the first quarter reflects contributions from personal consumption expenditures for services, exports, federal government spending, and private inventory investment. Imports, which are subtracted from GDP, decreased in the first quarter of 2008. The growth in GDP during the first quarter was hindered by negative contributions from residential fixed investment and personal consumption expenditures for durable goods.
During the first quarter equipment and software decreased 0.90% compared to a fourth quarter increase of 3.10%. Personal consumption expenditures increased 1.00% for the first quarter of 2008 compared to the fourth quarter increase of 2.30%. Nonresidential fixed investment decreased 0.20% for the first quarter of 2008, compared to a fourth quarter increase of 6.00%. Residential investment decreased 25.50% in the first quarter of 2008 compared to a 25.20% decrease in the fourth quarter of 2007. Exports of goods and services increased 2.80% in the first quarter of 2008 compared to an increase of 6.50% during the fourth quarter of 2007. Imports of goods and services decreased 2.60% for the first quarter of 2008 compared to a decrease of 1.40% during the fourth quarter. Federal government consumption expenditures and gross investment increased 4.40% for the first quarter of 2008 compared to a 0.50% increase for the fourth quarter of 2007. State and local government consumption expenditures increased 0.60% during the first quarter 2008 compared to a 2.80% increase during the fourth quarter 2007. Private inventories added to the change in the first quarter 2008 GDP 0.21% after subtracting 1.79% from the change in the fourth quarter 2007 GDP.

Beginning at the June 30, 2004 FOMC meeting, the FOMC has increased the Federal Funds rate seventeen times for a total of 425 basis points since reaching a low in June 2003. Significant appreciation in the housing market in years past is now under an intense correction. This combined with troubles in the sub-prime lending market have caused concern in the markets of a slow down in economic growth. At the December 11, 2007 meeting the FOMC reduced the targeted Fed Funds by 25 basis points to 4.25% compared to a high of 6.50% at year-end 2000. The FOMC in an unscheduled meeting reduced the targeted Fed Funds rate by 75 basis points to 3.50% on January 22, 2008. On January 30, 2008 and March 18, 2008 the FOMC reduced the Fed Funds rate by 50 basis points and 75 basis points, respectively.
The 10-year Treasury rate, which strongly correlates to macro interest rates and bank profitability, fell from 5.12% at year end 2000 to below 4% during 2003 and the first half of 2004. At December 31, 2006 and December 31, 2007 the 10-year Treasury was 4.71% and 4.03% and has now decreased to 3.79% at August 25, 2008.
On August 25, 2008 the S&P 500 Index closed at 1,266.84 compared to 1,468.36 at December 31, 2007, 1,418.30 at December 31, 2006, 1,248.29 at December 31, 2005, 1,211.92 at December 31, 2004, 1,111.92 at December 31, 2003, 879.82 at December 31, 2002, 1,148.08 at December 31, 2001, 1,320.28 at December 31, 2000 and 330.22 at December 31, 1990.
The recent credit crunch and continued turmoil in the Middle East has cast a shadow over consumer and business sentiment. The equity markets, while rebounding significantly from 2002 year-end index values, remain characterized by a significant degree of uncertainty and volatility. On August 25, 2008 the NASDAQ Index closed at 2,365.59 which is a decrease of 10.81% from the December 31, 2007 closing value of 2,652.28 and a 2.06% decrease from the December 31, 2006 closing value of 2,415.29. On August 25, 2008, the SNL Securities Bank Index closed at 363.05 representing a decrease of 26.34% from the December 31, 2007 closing value of 492.85 and a decrease of 44.88% from the December 31, 2006 closing value of 658.64.

CURRENT ECONOMIC OUTLOOK
Real Gross Domestic Product and Related Measures: Percent Change From Preceding Period
[Quarters seasonally adjusted at annual rates]

	2005	2006	2007\r\	2007 : Q1	2007 : Q2	2007 : Q3	2007 : Q4\r\	2008 : Q1\r\
Gross domestic product (GDP)	3.1	2.9	2.2	0.6	3.8	4.9	0.6	0.9

Personal consumption expenditures	3.2	3.1	2.9	3.7	1.4	2.8	2.3	1.0
Durable goods	4.9	3.8	4.7	8.8	1.7	4.5	2.0	-6.2
Nondurable goods	3.6	3.6	2.4	3.0	-0.5	2.2	1.2	-0.3
Services	2.7	2.7	2.8	3.1	2.3	2.8	2.8	3.0

Gross private domestic investment	5.6	2.7	-4.9	-8.2	4.6	5.0	-14.6	-6.5
Fixed investment	6.9	2.4	-2.9	-4.4	3.2	-0.7	-4.0	-7.8
Nonresidential	7.1	6.6	4.7	2.1	11.0	9.3	6.0	-0.2
Structures	0.5	8.4	12.9	6.4	26.2	16.4	12.4	1.1
Equipment and software	9.6	5.9	1.3	0.3	4.7	6.2	3.1	-0.9
Residential	6.6	-4.6	-17.0	-16.3	-11.8	-20.5	-25.2	-25.5
Change in private inventories	—	—	—	—	—	—	—	—

Net exports of goods and services	—	—	—	—	—	—	—	—
Exports	6.9	8.4	8.1	1.1	7.5	19.1	6.5	2.8
Goods	7.5	9.9	7.9	0.9	6.6	26.2	3.9	1.5
Services	5.4	4.8	8.5	1.6	9.6	4.0	13.2	5.8
Imports	5.9	5.9	1.9	3.9	-2.7	4.4	-1.4	-2.6
Goods	6.6	6.0	1.6	4.2	-2.9	4.8	-2.6	-3.6
Services	2.3	5.2	3.5	2.3	-1.7	1.7	5.5	2.8

Government consumption expenditures and gross investment	0.7	1.8	2.0	-0.5	4.1	3.8	2.0	2.0
Federal	1.5	2.2	1.7	-6.3	6.0	7.1	0.5	4.4
National defense	1.5	1.9	2.8	-10.8	8.5	10.1	-0.5	5.6
Nondefense	1.3	2.8	-0.4	3.8	0.9	1.1	2.8	1.8
State and local	0.3	1.6	2.2	3.0	3.0	1.9	2.8	0.6

Addenda:
Final sales of domestic product	3.3	2.8	2.5	1.3	3.6	4.0	2.4	0.7
Gross domestic purchases	3.1	2.8	1.5	1.1	2.4	3.3	-0.4	0.1
Final sales to domestic purchasers	3.3	2.7	1.8	1.7	2.1	2.5	1.3	-0.1
Gross national product (GNP)	3.0	2.8	2.4	0.7	4.0	5.8	1.9	1.1
Disposable personal income	1.7	3.1	3.1	5.4	-0.8	4.0	0.9	1.8

Current -dollar measures:
GDP	6.4	6.1	4.9	4.9	6.6	6.0	3.0	3.5
Final sales of domestic product.	6.6	6.1	5.3	5.5	6.3	5.1	4.9	3.4
Gross domestic purchases	6.9	6.1	4.2	4.9	6.2	5.1	3.3	3.5
Final sales to domestic purchasers	7.1	6.1	4.6	5.5	6.0	4.3	5.0	3.4
GNP	6.3	6.0	5.2	4.9	6.8	6.9	4.3	3.7
Disposable personal income	4.7	5.9	5.7	9.1	3.4	5.9	4.9	5.3
r Revised. Revisions include changes to series affected by the incorporation of revised wage and salary estimates for the fourth quarter of 2007.

CURRENT STATE OF THE INDUSTRY (March 31, 2008)
Industry profitability decreased during the first quarter of 2008 with FDIC-insured institutions reporting total net income of $19.3 billion. The first quarter earnings were $16.3 billion less than the first quarter 2007. The industry’s first quarter earnings were primarily impacted by higher provisions for loan losses. The industry’s average return on assets (“ROA”) for the first quarter was 0.59%, which was down from 1.20% for the first quarter 2007. The industry’s first quarter ROA of 0.59% is the second lowest quarterly rate since the fourth quarter of 1991. However, the decline in the industry’s earnings was primarily concentrated in a few larger institutions. The ROA for institutions under $1.0 billion totaled 1.02% during the first quarter of 2008 compared to 0.13% for institutions over $1.0 billion over the same period. Overall, 50% of all institutions reported lower 2008 first quarter earnings as compared to the first quarter of 2007.
The industry’s net interest margin was 3.33% for the first quarter 2008 compared to the fourth quarter 2007 net interest margin of 3.32%. During the first quarter the industry reported $4.8 billion less in trading income and a $1.7 billion loss in sale of loans. First quarter non-interest expenses were $3.2 billion higher than a year earlier while non-interest income was $1.7 billion less than a year earlier.
Noncurrent loans for the industry were 1.71% at March 31, 2008 after increasing $26.0 billion during the first quarter. This is the highest level the noncurrent rate has reached since the first quarter of 1994. Construction and development loans that were noncurrent increased by $9.5 billion during the first quarter. Noncurrent residential mortgage loans increased by $9.3 billion during the quarter. Provisions were $37.1 billion for the first quarter 2008. Net charge-offs during the first quarter 2008 totaled $19.6 billion.
Assets increased by $335.4 billion during the first quarter of 2008. Total loans only increased $61.4 billion (0.80%) during the first quarter. Commercial and industrial loans increased $45.5 billion (3.2%). Real estate construction loans increased $2.7 billion (0.4%) and residential mortgage loans decreased $26.5 billion (1.20%). Assets in trading accounts increased by $135.2 billion (15.40%).

During the first quarter 2008, the total number of insured financial institutions declined from 8,534 to 8,494. For the period there were 38 newly chartered institutions, while mergers and acquisitions absorbed 77 charters. Two institutions failed during the first quarter. As of March 31, 2008 there are a total of 90 institutions on the FDIC’s “Problem List” with total assets of $26.3 billion, compared to 76 institutions and $22.2 billion in assets at December 31, 2008. (Source: The FDIC Quarterly Banking Profile, First Quarter 2008).

BANKING MARKET PROFILE
Demographic and Economic Review
First Freedom Bank, Lebanon, Tennessee (the “Bank”) provides financial products and services to its primary market of Wilson County from its main office and one branch office. The following data is a review of the demographics and economics of the market area in which the Bank operates.
The table below lists the population of Wilson County, Tennessee and the State of Tennessee as a whole.
POPULATION TRENDS

			% Change	Estimate	% Change
	2000	2007	2000-2007	2012	2007-2012
Wilson County	88,809	106,391	19.80%	120,711	13.46%
State of Tennessee	5,689,283	6,185,390	8.72%	6,560,843	6.07%
Source: SNL Securities, L.P. ESRI
The 2007 population base of Wilson County at 106,391 exhibited an increase of 19.80% since the year 2000. Population estimates for the year 2012 for Wilson County indicate a continued increase in population. In comparison, the population in the State of Tennessee has grown 8.72% since 2000 and is expected to grow approximately 6.07% through 2012.
2007 POPULATION DISTRIBUTION

					Total 2007
	0-14	15-34	35-54	55+	Population
Wilson County	20.00%	24.00%	33.00%	23.00%	106,391
State of Tennessee	19.00%	27.00%	29.00%	24.00%	6,185,390
The 2007 age distribution of the Bank’s market reflects a mature population base concentrated in the 35-54 age group. The age distribution in the State of Tennessee as a whole is also concentrated in the 35-54 age group.

INCOME TRENDS

			% Change	Estimate	% Change
	2000	2007	2000-2007	2012	2007-2012
Wilson County
Median HH Income	$50,138	$61,919	23.50%	$72,421	16.96%
Per Capita Income	$22,739	$28,217	24.09%	$33,554	18.91%
State of Tennessee
Median HH Income	$36,361	$46,151	26.92%	$54,180	17.40%
Per Capita Income	$19,393	$24,928	28.54%	$30,239	21.31%
The median household and per-capita income levels of Wilson County are well above those of the State of Tennessee as a whole. The median household and per-capita income levels of Wilson County are expected to grow at a lower rate than those of the State of Tennessee.
The tables below present household growth trends and the 2007 income distribution levels for Wilson County and the State of Tennessee.
HOUSEHOLD TRENDS

			% Change	Estimate	% Change
	2000	2007	2000-2007	2012	2007-2012
Wilson County	32,798	40,120	22.32%	45,948	14.53%
State of Tennessee	2,232,905	2,466,845	10.48%	2,632,633	6.72%
The number of households in Wilson County grew 22.32% from 2000 through 2007 and is expected to increase 14.53% through 2012. The housing trend for the State of Tennessee indicates growth of 10.48% since 2000. The number of households in the State of Tennessee is expected to increase 6.72% through 2012.

2007 HOUSEHOLD INCOME DISTRIBUTION

				2007	Median HH
	$0-$24K	$25K-$49K	$50K+	Households	Income
Wilson County	16.00%	22.00%	62.00%	40,120	$61,919
State of Tennessee	26.00%	27.00%	46.00%	2,466,845	$46,151
The 2007 household income data reveals that the largest percentage of the households in the Wilson County earn $50,000 and above. This compares to 46% of the households earning $50,000 and above for the State of Tennessee. The projected 2012 income distribution data reflects an increasing level of affluence within the banking market reviewed.
2012 HOUSEHOLD INCOME DISTRIBUTION

				2012	Median HH
	$0-$24K	$25K-$49K	$50K+	Households	Income
Wilson County	13.00%	19.00%	69.00%	45,948	$72,421
State of Tennessee	22.00%	24.00%	54.00%	2,632,633	$54,180

COMPETITIVE MARKET OVERVIEW
The Bank operates from its main office and one branch office in Wilson County, Tennessee. Wilson County’s total deposit base, as of June 30, 2007, equals $1.652 billion and has exhibited a two-year compound growth rate of 12.91%. At June 30, 2007 the Wilson County marketplace is serviced by 10 financial institutions with a total of 39 retail office facilities. As of June 30, 2007, the Bank maintains a total deposit base of $93.4 million representing a 5.65% market share.
The following charts present a detailed summary of the Bank’s deposit growth and marketshare position within its market area as of June 30, 2007.

WILSON COUNTY, TENNESSEE DEPOSIT MARKET SHARE ANALYSIS

					Two Yr.	6/07	Deposits	Deposits	Deposits
			Branch		Comp.	Pct of List	6/07	6/06	6/05
Holding Company	Institution	Type	Address	City	Growth	(%)	($000)	($000)	($000)

Wilson Bank Holding Company	Wilson Bank & Trust	Bank	1444 W Baddour Pkwy	Lebanon	12.67%	1.99	32,908	30,354	25,925
Wilson Bank Holding Company	Wilson Bank & Trust	Bank	1130 Castle Heights Ave N	Lebanon	8.39%	1.27	20,969	19,957	17,850
Wilson Bank Holding Company	Wilson Bank & Trust	Bank	623 W Main St	Lebanon	4.31%	20.39	336,744	328,909	309,468
Wilson Bank Holding Company	Wilson Bank & Trust	Bank	1476 N Mt Juliet Rd	Mount Juliet	17.05%	7.15	118,010	96,663	86,128
Wilson Bank Holding Company	Wilson Bank & Trust	Bank	11835 Lebanon Rd	Mount Juliet	79.13%	0.77	12,671	8,197	3,949
Wilson Bank Holding Company	Wilson Bank & Trust	Bank	101 Public Sq	Watertown	11.51%	2.07	34,236	31,269	27,534
Wilson Bank Holding Company	Wilson Bank & Trust	Bank	440 Hwy 109 N	Lebanon	24.93%	1.18	19,570	14,132	12,539
Wilson Bank Holding Company	Wilson Bank & Trust	Bank	8875 Stewarts Ferry Pike	Mount Juliet	11.26%	2.62	43,347	39,679	35,015
Wilson Bank Holding Company	Wilson Bank & Trust	Bank	200 Tennessee Blvd	Lebanon	10.31%	2.09	34,437	31,273	28,303
Wilson Bank Holding Company	Wilson Bank & Trust	Bank	615 S Cumberland	Lebanon	15.35%	0.69	11.374	9,774	8,548

					9.38%	40.22	664,266	610,207	555,259

Pinnacle Financial Partners	Pinnacle National Bank	Bank	411 S Cumberland St	Lebanon	NA	6.80	112,369	83,657	NA
Pinnacle Financial Partners	Pinnacle National Bank	Bank	1412 W Baddour Pkwy	Lebanon	-46.83%	1.57	25,999	22,127	91,972
Pinnacle Financial Partners	Pinnacle National Bank	Bank	551 N Mt Juliet Rd	Mount Juliet	17.90%	6.20	102,445	86,233	73,700
Pinnacle Financial Partners	Pinnacle National Bank	Bank	401 Castle Heights Ave N	Lebanon	-10.99%	1.85	30,616	33,359	38,646
Pinnacle Financial Partners	Pinnacle National Bank	Bank	11400 Lebanon Rd	Mount Juliet	47.46%	0.67	11,059	7,967	5,086

					16.15%	17.09	282,488	233,343	209,404

SunTrust Banks Inc.	SunTrust Bank	Bank	225 W Main St	Lebanon	-12.89%	1.79	29,603	36,873	39,014
SunTrust Banks Inc.	SunTrust Bank	Bank	15375 Lebanon Rd	Old Hickory	-11.87%	1.40	23,100	25,250	23,991
SunTrust Banks Inc.	SunTrust Bank	Bank	240 W Main St	Lebanon	-14.12%	3.13	51,739	65,679	70,145
SunTrust Banks Inc.	SunTrust Bank	Bank	11190 Cainsville Rd	Lebanon	6.95%	0.73	12,128	11,852	10,602
SunTrust Banks Inc.	SunTrust Bank	Bank	11359 Lebanon Rd	Mount Juliet	5.09%	2.34	38,719	38,738	35,060
SunTrust Banks Inc.	SunTrust Bank	Bank	1691 N Mount Juliet Rd	Mount Juliet	5.61%	1.96	32.402	37,805	29.053

					-4.98%	11.35	187,691	216,197	207,865

First Horizon National Corp.	First Tennessee Bk NA	Bank	1283 N Mt Juliet Rd	Mount Juliet	7.72%	1.31	21,567	22,393	18,587
First Horizon National Corp.	First Tennessee Bk NA	Bank	249 W Main St	Lebanon	0.09%	2.58	42,574	44,345	42,501
First Horizon National Corp.	First Tennessee Bk NA	Bank	1615 W Main St	Lebanon	29.04%	4.88	80,620	61,968	48,419
First Horizon National Corp.	First Tennessee Bk NA	Bank	105 E Main St	Watertown	NA	NA	NA	NA	3.399

					13.23%	8.77	144,761	128,706	112,906

Regions Financial Corp.	Regions Bank	Bank	1477 N Mount Juliet Rd	Mount Juliet	-3.69%	1.84	30,390	30,743	32,764
Regions Financial Corp.	Regions Bank	Bank	1395 N Mount Juliet Rd	Mount Juliet	16.87%	1.09	18,010	15,370	13,185

WILSON COUNTY, TENNESSEE DEPOSIT MARKET SHARE ANALYSIS

					Two Yr.	6/07	Deposits	Deposits	Deposits
			Branch		Comp.	Pct of List	6/07	6/06	6/05
Holding Company	Institution	Type	Address	City	Growth	(%)	($000)	($000)	($000)

Regions Financial Corp.	Regions Bank	Bank	1436 W Main St	Lebanon	8.94%	1.32	21,776	18,982	18,347
Regions Financial Corp.	Regions Bank	Bank	715 W Main St	Lebanon	4.41%	1.32	21,872	22,759	20,063
Regions Financial Corp.	Regions Bank	Bank	4116 N Mount Juliet Rd	Mount Juliet	596.76%	0.66	10.826	6,409	223

					10.28%	6.23	102,874	94,263	84,582

First Freedom Bank	First Freedom Bank	Bank	1620 W Main St	Lebanon	NA	5.65	93,379	14,459	NA
First Freedom Bank	First Freedom Bank	Bank	12888 Lebanon Rd	Mount Juliet	NA	NA	NA	NA	NA

					NA	5.65	93,379	14,459	0

CedarStone Bank	CedarStone Bank	Bank	1499 N Mount Juliet Rd	Mount Juliet	29.90%	1.16	19,094	17,210	11,315
CedarStone Bank	CedarStone Bank	Bank	900 W Main St	Lebanon	45.02%	3.07	50,653	40,014	24,086

					40.36%	4.23	69,747	57,224	35,401

Bank of America Corp.	Bank of America NA	Bank	120 W Main St	Lebanon	0.28%	1.66	27,426	27,773	27,271
Bank of America Corp.	Bank of America NA	Bank	1416-AWMainSt	Lebanon	8.91%	1.00	16,547	16,321	13,950

					3.28%	2.66	43,973	44,094	41,221

Citizens Bncp Investment Inc.	Liberty State Bank	Bank	1035 W Main St	Lebanon	34.41%	1.78	29,366	18,273	16,256
Citizens Bncp Investment Inc.	Liberty State Bank	Bank	214 N Cumberland	Lebanon	-21.90%	0.46	7,523	13,886	12,335

					13.59%	2.24	36,889	32,159	28,591

F&M Financial Corporation	F&M Bank	Bank	4151 N Mount Juliet Rd	Mount Juliet	NA	0.27	4,523	1,210	NA
F&M Financial Corporation	F&M Bank	Bank	225 W Main St	Lebanon	3.58%	1.27	20.959	20,161	19,535

					14.21%	1.54	25,482	21,371	19,535

Old Hickory Credit Union	Old Hickory C U	CU	104 Hartman Dr	Lebanon	NA	NA	NA	643	746

Aggregate:					12.91%	100.00	1,651,550	1,452,666	1,295,510

FINANCIAL HISTORY AND CONDITION
The following analysis presents a synopsis of the financial highlights and operating performance of the Bank for the last six quarters ending June 30, 2008.
Financial Highlights
First Freedom Bank
(Dollars in Thousands)

	03/07 Q	06/07 Q	09/07 Q	12/07 Q	03/08 Q	06/08 Q

Balance Sheet Highlights
Total Assets	95,327	111,182	128,868	141,669	151,433	170,496
Asset Growth Rate (%)	116.13	66.53	63.63	39.73	27.57	50.35
Total Loans & Leases (Incl HFS)	50,275	61,484	79,463	96,880	105,878	130,419
Loan Growth Rate (%)	223.93	89.18	116.97	87.67	37.15	92.71
Total Loans & Leases/Assets (%)	52.74	55.30	61.66	68.38	69.92	76.49
Total Deposits (Incl Dom & For)	76,585	93,379	110,266	122,662	132,304	152,698
Deposit Growth Rate (%)	155.21	87.71	72.34	44.97	31.44	61.66
Loans/ Deposits (%)	65.65	65.84	72.06	78.98	80.03	85.41
Memo:Full-time Employees	20	22	24	25	31	34

Performance Measures
Net Income	(245)	(153)	(20)	80	89	(599)
ROAA (%)	(1.20)	(0.59)	(0.07)	0.24	0.24	(1.51)
ROAE (%)	(5.43)	(3.49)	(0.46)	1.76	1.92	(13.38)
Interest Income/Avg Assets (%)	6.47	6.60	6.77	7.16	6.17	5.75
Interest Expense/ Avg Assets (%)	3.65	4.00	4.17	4.19	4.03	3.43
Net Interest Income/Avg Assets (%)	2.82	2.60	2.61	2.97	2.14	2.33
Noninterest Income/Avg Assets (%)	0.26	0.34	0.46	0.32	0.32	0.36
Noninterest Expense/Avg Assets (%)	2.96	2.88	2.17	2.25	2.22	2.53
Net Interest Margin (%)	2.97	2.71	2.70	3.10	2.22	2.42
Yield/ Cost Spread (%)	1.91	1.69	1.84	2.48	1.60	2.00
Efficiency Ratio (FTE) (%)	96.18	98.03	70.76	68.48	89.98	94.47

Capitalization
Total Equity Capital	17,942	17,135	17,927	18,421	18,640	17,179
Tier 1 Capital	17,833	17,758	17,805	17,946	18,074	17,570
Equity/ Assets (%)	18.82	15.41	13.91	13.00	12.31	10.08
Tang Equity/ Tang Assets (%)	18.82	15.41	13.91	13.00	12.31	10.08
Risk Based Capital Ratio (%)	28.61	23.53	19.51	16.82	15.75	13.20
Tier 1 Risk-based Ratio (%)	27.46	22.38	18.29	15.61	14.67	11.95
Leverage Ratio (%)	21.84	17.19	14.94	13.59	12.41	11.05
Common Dividnds Declrd/ Net Inc (%)	0.00	0.00	0.00	0.00	0.00	0.00

Financial Highlights
First Freedom Bank
(Dollars in Thousands)

	03/07 Q	06/07 Q	09/07 Q	12/07 Q	03/08 Q	06/08 Q

Loan Composition (%)
Constr & Dev Loans/ Loans	27.94	27.59	26.85	25.76	27.85	22.15
Tot 1-4 Fam Loans/ Loans	28.20	27.14	23.01	22.60	22.13	21.84
Multifamily Loans/ Loans	0.28	0.23	0.17	0.14	0.13	0.47
Farm Loans/ Loans	0.18	4.65	4.49	3.28	0.35	0.24
CommRE(Nfarm/NRes)/ Loans	19.94	17.25	19.70	18.90	23.82	24.31
Foreign RE Lns/ Loans	0.00	0.00	0.00	0.00	0.00	0.00
Real Estate Loans/ Loans	76.54	76.85	74.23	70.69	74.29	69.01
Total C&I Loans/ Loans	19.53	19.21	21.74	25.27	22.18	24.26
Total Cons Lns/ Loans	3.99	4.16	3.87	4.06	3.59	6.73
Agricultural Prod/ Loans	0.20	0.02	0.02	0.01	0.01	0.07
Other Loans/ Loans	0.00	0.00	0.37	0.03	0.00	0.00
Total Leases/ Loans	0.00	0.00	0.00	0.00	0.00	0.00
LESS: Unearn Inc/ Loans	0.26	0.25	0.23	0.06	0.06	0.06

Deposit Composition (%)
Nonint-Bear Dep/ Deposits	7.78	5.74	6.25	4.21	4.31	4.86
Transaction Accounts/ Deposits	15.70	12.86	13.14	10.92	10.86	11.05
MMDAs+Savings/ Deposits	9.02	6.75	6.72	7.81	8.36	9.62
Retail Time Dep/ Deposits	24.57	28.75	30.86	30.56	31.87	31.73
Jumbo Time Deposits/ Deposits	50.71	51.64	49.28	50.72	48.92	47.60

Asset Quality (%)
Total Noncurrent Lns/ Loans	0.00	0.00	0.00	0.00	0.07	1.42
N PLs/ Loans	0.00	0.00	0.00	0.00	0.07	1.70
NPAs/ Assets	0.00	0.00	0.00	0.00	0.05	1.30
NPAs/(Loans+OREO)	0.00	0.00	0.00	0.00	0.07	1.70
NPAs + 90 Days PD/ Assets	0.00	0.00	0.00	0.00	0.05	1.30
Loan Loss Reserves/ Gross Loans	1.50	1.48	1.50	1.50	1.50	1.49
Reserves/ NPAs	NA	NA	NA	NA	2,062.34	87.67
Net LCOs/Avg Loans	0.00	0.11	0.01	0.01	0.02	1.04
Loan Loss Prov/ NCOs	NA	1,120.00	14,350.00	13,100.00	3,525.00	220.81

Liquidity (%)
Liquidity Ratio	26.65	23.75	16.84	11.33	7.88	3.05
Earning Assets/ IBL	128.96	121.33	119.80	116.08	113.46	112.15
Sees (FV)/ Sees (Amt Cost)	100.41	98.02	100.34	101.35	101.64	98.82
Pledged Sees/ Securities	79.87	78.53	76.85	76.60	87.93	91.43
Brokered Deposits/ Deposits	0.00	0.00	0.00	0.00	0.00	0.00
Jumbo Time Deposits/ Deposits	50.71	51.64	49.28	50.72	48.92	47.60

Yields/Cost (%)
Yield on Loans	8.36	8.08	8.10	8.47	6.94	6.34
Yield on Debt and Equity Securities	5.41	5.41	5.51	5.51	5.37	5.29
Yield on Earning Assets	6.82	6.89	7.02	7.48	6.40	6.00
Cost of Int Bearing Dep	4.92	5.20	5.18	5.01	4.80	4.01
Cost of Borrowings (Non Deps)	1.55	2.02	2.57	1.72	2.63	0.00
Cost of Interest Bearing Liab	4.91	5.19	5.17	5.00	4.80	4.00
Cost of Funds	4.51	4.85	4.86	4.74	4.59	3.82
Yield/ Cost Spread	1.91	1.69	1.84	2.48	1.60	2.00

The following pages graphically depict the Bank’s financial performance versus that of its peer group. The information was taken from the Bank’s June 30, 2008 Uniform Bank Performance Report.
SCONTFIRST FREEDOM BANK Growth $175000 T $170’496 $141669* $150’000 $152698 $125000 —J 1-*128 472 $122662 $128472 $100000 — SS ¦= *e nnn $73879 $95428
h- $75000 — WT s
c $55176 y $50000 $25000 | $31746 2006 2007 6/30/08 ¦ Assets —?—Deposits —A— Net Loans
A review of the historic data presented reveals significant growth since year-end 2006. Overall, total assets have increased $96.6 million for a compound growth rate of 74.63% since year-end 2006.
As indicated above, total deposits of $152.7 million at June 30, 2008 have increased $97.5 million since year-end 2006, resulting in a compound growth rate of 97.12%. The growth within the Bank’s deposit base since 2006 has primarily been concentrated in time deposits. Time deposits less than $100,000 have increased approximately $34.6 million since year-end 2006 and time deposits $100,000 and over have increased $46.6 million since year-end 2006.
Since year-end 2006 net loans have increased $96.7 million representing a compound growth rate of 153.95%. The loan growth achieved since 2006 has been concentrated within the Bank’s real estate related loan portfolio. Since year-end 2006, the Bank’s real estate loan portfolio has increased approximately $65.6 million.

The Bank has historically maintained an adequate capital base in excess of regulatory minimum guidelines. As of June 30, 2008, the Bank maintains a total tier one capital base of $17.6 million representing a tier one leveraged capital position of 11.05%.
FIRST FREEDOM BANK — Tier One Leverage Capital 6000% -r 5479% • 5000% — v f 4000% — >v I 3000%-2965% bv “N 2174% 2000% — -v — [17]-29% -— — -«,[13]-59% * 1105% —— — 1000% -I 1 I =* 1 2006 2007 6/30/2008
BANK PEER

For the six months ending June 30, 2008, the Bank has reported a net loss of $510,000 which equates to a return on average assets (“ROAA”) and equity (“ROAE”) of -0.67% and -5.64%, respectively. The Bank’s lower level of net losses compared to peer can primarily be attributed to the Bank’s below peer non-interest expense.
FIRST FREEDOM BANK Return on Average Assets (Peer Sub S Adjusted) -031% n 67% 000% j ————¦ S*A 940/ T42% -500%- ¦507/o ¦—¦ / at r «j / S -1000% — / -1500% — 4S -1562% -2000% -J 1 1 1 2006 2007 6/30/2008
-m- BANK -•- PEER FIRST FREEDOM BANK Return on Average Equity 000% j -189% -500% — 564% I ,,,,,no/ -660% J99o/0
I -1000%- -11879- s’ I -1500% - -2000% —2104°// -2500% -I 1 1 1 2006 2007 6/30/2008 _«___BANK -•- PEER

As reflected below, the Bank has experienced a below peer net margin over the period reviewed. This trend has resulted primarily due to the Bank’s higher than peer level of interest bearing funds and higher cost of funds. For the six months ending June 30, 2008 the Bank’s interest income to average assets is 5.95% compared to peer of 5.99%. However, the Bank’s interest expense is 3.71% of average assets which is 98 basis points above the peer level of 2.73%. The Bank’s cost of total interest bearing funds totaled 4.42% for the two quarters ending June 30, 2008 compared to 3.73% for peer. Additionally, the Bank’s average interest bearing funds to average assets equals 83.94% compared to peer of 73.28% as of June 30, 2008.
FIRST FREEDOM BANK — Net Interest Income / Average Earning Assets 725% -r713% • 625% — S | 525% — \ I 425%-417% XiOTt * “ ¦ ___346% 325% — 287% "¦ 232% 225% H 1 I =¦ 1 2006 2007 6/30/2008 _¦___BANK -•- PEER

The Bank’s total non-interest income to average assets has remained above peer over the period reviewed. During the first six months of 2008 the Bank’s non-interest income to average assets equals 0.34% compared to peer at 0.27%.
FIRST FREEDOM BANK
Non-Interest Income / Average Assets
040% j
035% ,,, 035% — M- 034%
<£ 030% — y^ S ^ no*,,, 027% S^ 026% _• 25% “ 023% _y/ * ‘ 023% ¦* 020% \ 1 1 1 2006 2007 6/30/2008
-m- BANK -*- PEER

The Bank’s non-interest expense to average assets has significantly declined from 2006 through 2008 and has remained below peer. Over the first six months of 2008 the Bank’s non-interest expense to average assets decreased 13 basis points to 2.38% compared to 4.46% for peer.
FIRST FREEDOM BANK Non-Interest Expense / Average Assets 25.00% — 22.58% 20.00% - | 15.00% - q 10.00% 5.00% 7.60% ¦—___XsJ.49% 4.46% ——•
n nn% — 2.51% 2.38% { 2006 } 2007 6/30/2008 — BANK -•— PEER
The Bank’s overhead components through June 30, 2008 are shown in the following table:
Percent of Average Assets

	Bank	Peer
Personnel Expense	1.29%	2.49%
Occupancy Expense	0.22%	0.63%
Other Expense	0.86%	1.30%

Total	2.38%	4.46%

The Bank’s had no non-current loans during 2006 and 2007. Over the first six months of 2008 the Bank’s non-current loans and net losses significantly increased. As of June 30, 2008 the Bank’s non-current loans to gross loans equals 1.42% compared to peer of 0.64%. The Bank’s net losses through June 30, 2008 equal 0.56% of average total loans compared to 0.10% for peer.
FIRST FREEDOM BANK Non-Current/Gross Loans 175% -r 150% — 1-[4]2% & 125% — yr | 100% — / | 075% — / 050% — / 064% o25%— ooo%_Jr 000% Jo-oo% ¦ - -T-“o-oo%—, , 2006 2007 6/30/2008
-¦- BANK -•- PEER FIRST FREEDOM BANK
Net Losses to Average Total Loans 060% T 056% 050% — yf
% 040% — / CD S | 030% — / » 020% — / 010% — n n,o/ X — • 000% 003%/___Q%
000% —000% ¦— q03% -010% -I 1 1 1 2006 2007 6/30/2008 _»___BANK -•- PEER

FIRST FREEDOM BANK Allowance for Loan and Lease Loss to Total Loans 180% j • 1-60% “ 1 SO”/ f 150% 9% a 140% — 131% £ 127% r 100% -I 1 1 1 2006 2007 6/30/2008 -¦- BANK -•- PEER
As of June 30, 2008 the Bank maintains an allowance for loan losses of $1,948,000 which represent 1.49% of total loans compared to 1.31% for peer.

METHODOLOGY
The following section is an analysis of the value of the Bank’s common shares based on the status quo compared to the value of the proposed reclassified shares of the Bank.

EARNINGS METHOD
The Earnings Method is based on the premise that common stock value is equivalent to that price at which its future dividends and residual earnings will produce a particular yield.
Discount Rate Analysis
The yield or discount rate utilized in this appraisal is 12.4% based on analysis of available market information and consideration of risk factors including those specific to the Bank.
The Capital Asset Pricing Model can be defined as the covariance of any particular company’s risk relative to the markets overall risk. A company’s beta is a measure of the covariance or correlation of a particular company’s stock return over time relative to the overall stock market. A beta of one implies the stock will move exactly in line with the overall market. All things being equal, the lower the beta the lower the risk associated with a particular stock and therefore the lower the required return or discount rate. The formula is as follows:
Required Rate of Return (“K”) = Risk free rate (“Krf”) + (B (Market Index Required Rate of Return (“Kfm”) - Risk free rate of Return)) + Small Company Stock Premium
The risk free rate utilized in this analysis is the Five Year Constant Maturity Treasury Bond yield of 3.14% as of August 22, 2008. According to the SNL DataSource, as of August 25, 2008, the average Beta for all 343 publicly traded banks stocks which did not report net losses over the last twelve months equals 0.81 relative to the S&P 500. The long term inflation adjusted historical risk premium of stocks over US Treasuries has averaged approximately 7.0% since 1871. While there has been significant debate in the investment community over the last decade or more since Eugene Fama and Kenneth French published their hallmark findings on the small company size premium and value versus growth stock premium, in the Journal of Finance in 1992, trying to disentangle the observed premiums, data measuring equity returns from 1941 to 1990 confirms that these premiums do exist and typically range from 3.0% to 5.50%.

Utilizing the inputs above, the following analysis demonstrates the calculation of the discount rate utilized in this appraisal.
K = 3.14% + 0.81 (7.00%) + 3.55%
K = 12.4%
Two earnings methods are established:
1.	Short-term value based on 5 years projections and cash flows;

2.	Long-term value based on 20 year projections and cash flows.
The June 30, 2008 ending equity and assets are used as the basis for the projections. An asset growth rate of 10.00% was used for the short-term and 7.00% for the long-term. ROA was increased from 0.00% in Year 1 to 1.15% in Year 16 and beyond. Dividends are projected to equal 40.0% of net income beginning in Year 6 and beyond. The earnings at the end of the fifth year, for the short-term, and the end of the twentieth year, for the long-term, are given a terminal value equal to 23.78 times ending net income. The terminal value represents the median price to last-twelve-month earnings ratio paid of bank merger and acquisitions in Tennessee since June 30, 2001.
The same parameters are used in the pro forma analysis. However, the pro forma model has been adjusted to account for the dividend premiums paid on the new classes of stock and include cost savings of $201,000 in Year 1 that increase by 3% a year throughout the analysis.

CONCLUSION
The following table summarizes the results of the analysis.
PRESENT VALUE WITH TERMINAL VALUE EQUAL TO 23.78X

		Pro Forma			Preferred	Pro Forma
	Status Quo	Common	Class A	Class B	A	Combined

Short-term ($000)	$21,838	$17,497	$4,958	$1,790	$591	$24,836
Per Share	$10.73	$12.20	$12.20	$12.20	$12.20

Long-term ($000)	$25,892	$19,042	$5,433	$1,971	$658	$27,103
Per Share	$12.72	$13.28	$13.37	$13.43	$13.59
As can be seen in the summary above, our analysis indicates that the contemplated share reclassification will result in a higher institution value and higher per share value for each class of stock compared to the status quo.
Based on this as well as all other factors considered and deemed relevant, it is our opinion as investment bankers that the proposed consideration to be received by the Bank’s shareholders, under the proposed share reclassification, is fair from a financial perspective.

PROFESSIONAL BANK SERVICES, INC.
INVESTMENT BANKING ENGAGEMENTS
Professional Bank Services, Inc. (“PBS”), a consulting firm for financial institutions with offices in Orlando, FL, Louisville, KY and Nashville, TN was established in 1978. Since its inception, the firm has assisted over 1,000 institutions in various capacities. One area of specialization is the firm’s appraisal services. The company is continually engaged to provide assistance with corporate expansion, holding company formation, and to perform fairness opinions and stock appraisals. PBS’ wholly owned subsidiary, Investment Bank Services, Inc., is a registered Broker Dealer with the Securities and Exchange Commission (“S.E.C.”).
The firm’s stock appraisals have been recognized by various courts and regulatory agencies in settling dissenting shareholder suits. In addition to appraisal valuations, the firm also specializes in valuations that facilitate the merger or acquisition process. The firm has valued institutions with assets totaling over $5.0 billion and fair market values over $600 million.
PBS utilizes proven industry accepted methods in providing common stock appraisals. The appraisal and support documents are prepared in a fashion that is easily understood and are often accompanied by professional presentation. The appraisals have been used for reverse common stock splits, consummation of interim bank mergers and valuing stock for Employee Stock Ownership Plans, as well as other traditional purposes.

CHRISTOPHER L. HARGROVE
Chairman & CEO
Professional Bank Services, Inc.
Mr. Hargrove has an in-depth understanding of the acquisition process. As a senior analyst for a major mid-south bank holding company, Mr. Hargrove assisted in the successful acquisition of several commercial banks with assets totaling over $2.0 billion. Mr. Hargrove is also experienced in analyzing financial data concerning common stock and other securities. His expertise includes:

Acquisition Strategy	Designing and implementing plans for continual growth through acquisition to ensure the client remains competitive in an industry of transition.

Capital Analysis	Determining the optimal use of a bank’s capital resources in order to accurately plan for growth and profitability.

Common Stock Appraisal	Determining through market and fundamental analyses the value of common stock for the purpose of preparing fairness opinions and special actions called for by management.
PROFESSIONAL EXPERIENCE

Professional Bank Services, Inc.	2004 - Present
Louisville, Kentucky	Chairman and CEO

Professional Bank Services, Inc.	1996 - 2004
Louisville, Kentucky	President and Senior Consultant

Professional Bank Services, Inc.	1989 - 1996
Louisville, Kentucky	Vice President and Senior Consultant

Professional Bank Services, Inc.	1985 - 1989
Nashville, Tennessee	Senior Consultant

Investment Bank Services, Inc.	1987 - Present
Louisville, Kentucky	President

Investment Bank Services, Inc.	1986 - 1987
Louisville, Kentucky	Vice President

First American Corporation	1982 - 1985
Nashville, Tennessee	Senior Financial Analyst
EDUCATIONAL EXPERIENCE

Middle Tennessee State University	B.B.A. Finance 1980
Murfreesboro, Tennessee	M.A. Finance 1982

National Association of Securities Dealers	Registered Representative 1987
Washington, D.C.

National Association of Securities Dealers	Registered Principal 1988
Washington, D.C.

JIM HUGUENARD
Managing Director
Professional Bank Services, Inc.
Mr. Huguenard has a strong background in mergers and acquisitions and business transactions in general, and in the banking industry in particular. Mr. Huguenard has participated in financial institution acquisitions with aggregate deal values in excess of $1 billion and non-financial institution deals with even greater aggregate deal values.
PROFESSIONAL EXPERIENCE

Professional Bank Services, Inc.	July 2007 - Present
Louisville, Kentucky	Managing Director

E.ON U.S. LLC	July 2001 - June 2007
Louisville, Kentucky	Senior Corporate Attorney, Transactions

Frost Brown Todd LLC	July 2000 - July 2001
Louisville, Kentucky	Partner

Strategia Corporation	August 1997 - July 2000
Louisville, Kentucky	President, COO, General Counsel

Frost Brown Todd LLC	August 1983 - August 1997
Louisville, Kentucky	Partner
EDUCATIONAL BACKGROUND

University of Michigan Law School	J.D.
Ann Arbor, Michigan	1983

Purdue University	B.S. Computer Science
West Lafayette, Indiana	1975

SUSAN S. RAPIER
Senior Consultant
Professional Bank Services, Inc.
Ms. Rapier has a strong finance and accounting background that allows her to bring a broad-based analytical and financial approach to assignments. She has assisted clients in evaluating candidates for acquisitions and mergers and has provided database analysis on costs and profitability. Her expertise includes:

Fairness Opinions	Evaluating proposed mergers and acquisitions for acquired institutions to ensure fair and equitable treatment to shareholders.

Common Stock Appraisals	Appraising majority and minority interests in the ownership of banks and holding companies, thereby improving management’s knowledge of the value of the institution.

Financial Analysis	Analyses and recommendations to financial institutions regarding profitability, expansion, capital and long-range strategic planning.
PROFESSIONAL EXPERIENCE

Professional Bank Services, Inc. Louisville, Kentucky	October 1990 - Present Senior Consultant

Investment Bank Services,Inc. Louisville, Kentucky	May 1992- Present Director/Secretary
EDUCATIONAL EXPERIENCE

University of Kentucky Lexington, Kentucky	B.S. Accounting 1990

National Association of Securities Dealers Washington, D.C.	Registered Representative 1991

National Association of Securities Dealers Washington, D.C.	State Agent Exam 1991

National Association of Securities Dealers Washington, D.C.	Registered Principal 1992

CODE OF PROFESSIONAL CONDUCT
Professional Bank Services, Inc. (“PBS”), is a consulting firm whose mission is the provision of quality business advice, and superior service to the financial industry. Our services reflect the firm’s extensive experience in the financial industry, its keen awareness of a financial institution’s special position of trust, and acknowledge of financial and regulatory issues.
The firm and its employees are committed to the highest standards of professional conduct.
Conflicts of Interest

The firm shall not represent a client if its ability to consider, recommend or carry out a course of action on behalf of the client could be adversely affected by its responsibilities to another client, a third party, its own interests or those of its principals. Neither the firm nor its employees shall acquire an equity interest in or become indebted to any organization where such relationship creates a conflict of interest. The firm shall use its best efforts to avoid even the appearance of a conflict of interest.
The Client

When engaged by a financial institution, the firm’s sole duty of loyalty shall be to the welfare and the best interests of the institution, as distinct from the sometimes inconsistent interests of employees, management, directors or shareholders.
When engaged by an individual or other party, the firm’s duty of loyalty shall be to that individual or other party. PBS is often engaged to carry out difficult and challenging assignments in situations where conflict with third parties is inevitable. Such engagements will be conducted efficiently, fairly and in the best interest of the client, with a view towards constructive management of conflict.
Duty of Competence

The firm shall provide competent services to its clients and decline to render advice in matters for which it is not qualified. The firm shall not provide legal advice and when appropriate shall request that the client seek the services of other qualified professionals.
The firm’s consultants shall continue to develop their skill and knowledge through ongoing programs of continuing education and professional development. The firm’s consultants shall not violate or in any way participate in the violation of any law, regulation or technical standard applicable to financial institutions, their directors, officers or shareholders.
Engagement Letters and Fees

Each engagement of the firm shall be described in an engagement letter which specifies the services which the firm shall perform and which has been approved by the client or the client’s board of directors or authorized officer. The firm’s fees shall, except in unusual circumstances and when otherwise agreed, be based on the firm’s usual and customary rates. Fees for services take into account (a) the nature of the particular services to be performed, (b) the novelty and difficulty of the matter, (c) the skill, standing and experience of the consultants performing the work, and (d) the urgency of the matter.
Nature of Advice

The firm shall always keep clients reasonably informed about all matters relevant to its professional services. In matters requiring action by a client, the firm shall explain all aspects of a matter and alternate courses of action as reasonably necessary to permit the client to make informed decisions.
Integrity of Communications

The firm shall never disclose any confidential or other information about a client to any other party except with the consent of the client and in the course of providing its services. When dealing with third parties, the firm shall always identify its clients except when clearly inappropriate to do so.
Code of Professional Conduct

This Code of Professional Conduct shall be prominently displayed in the firm’s informational material and included as part of engagement letters.
PROFESSIONALBANKSERVICES

EXHIBITS

BEGINNING EQUITY	17,179		(06/30/08)
BEGIN AVE ASSETS	$170.496		(06/30/08)
SHORT TERM GROWTH RATE	10.00%
LONG TERM GROWTH RATE	7.00%
DISCOUNT RATE	12.40%
DIVIDEND SHORT TERM	0.00%
DIVIDEND LONG TERM (Beginning in Year 6)	40.00%
MULTIPLE OF EARNINGS	23.78	X
COMMON SHARES	2,035.133		9/4/2008
FIRST FREEDOM
STATUS QUO
SHORT-TERM EARNINGS VALUATION

			NET				PRESENT			EQUITY/
PD	YEAR	EQUITY	INCOME	ASSETS	DIVS.	PVIF	VALUE	ROE	ROA	ASSETS

1.0	1	17,179	—	187,546	—	0.89	—	0.00%	0.00%	9.16%
2.0	2	17,488	309	206,300	—	0.79	—	1.77%	0.15%	8.48%
3.0	3	18,169	681	226,930	—	0.70	—	3.75%	0.30%	8.01%
4.0	4	19,293	1,123	249,623	—	0.63	—	5.82%	0.45%	7.73%
5.0	5	20,940	1,648	274,586	—	0.56	—	7.87%	0.60%	7.63%
	TERMINAL VALUE		39,178			55.74%	21,838

	PRESENT VALUE WITH TERMINAL VALUE EQUAL TO 23.78 ENDING EARNINGS						$21,838

	PER COMMON SHARE						$10.73

	MULTIPLE OF BOOK VALUE						1.27
STATUS QUO
LONG-TERM EARNINGS VALUATION

			NET				PRESENT			EQUITY/
PD	YEAR	EQUITY	INCOME	ASSETS	DIVS.	PVIF	VALUE	ROE	ROA	ASSETS

1.0	1	$17,179	$0	$187,546	$0	88.97%	$0	0.00%	0.00%	9.16%
2.0	2	17,488	309	206,300	0	79.15%	0	1.77%	0.15%	8.48%
3.0	3	18,169	681	226,930	0	70.42%	0	3.75%	0.30%	8.01%
4.0	4	19,293	1,123	249,623	0	62.65%	0	5.82%	0.45%	7.73%
5.0	5	20,940	1,648	274,586	0	55.74%	0	7.87%	0.60%	7.63%
6.0	6	22,086	1,910	293,806	764	49.59%	379	8.65%	0.65%	7.52%
7.0	7	23,406	2,201	314,373	880	44.12%	388	9.40%	0.70%	7.45%
8.0	8	24,920	2,523	336,379	1,009	39.25%	396	10.12%	0.75%	7.41%
9.0	9	26,648	2,879	359,926	1,152	34.92%	402	10.81%	0.80%	7.40%
10.0	10	28,612	3,274	385,120	1,309	31.07%	407	11.44%	0.85%	7.43%
11.0	11	30,837	3,709	412,079	1,483	27.64%	410	12.03%	0.90%	7.48%
12.0	12	33,350	4,189	440,924	1,676	24.59%	412	12.56%	0.95%	7.56%
13.0	13	36,181	4,718	471,789	1,887	21.88%	413	13.04%	1.00%	7.67%
14.0	14	39,361	5,301	504,814	2,120	19.47%	413	13.47%	1.05%	7.80%
15.0	15	42,926	5,942	540,151	2,377	17.32%	412	13.84%	1.10%	7.95%
16.0	16	46,914	6,647	577,962	2,659	15.41%	410	14.17%	1.15%	8.12%
17.0	17	51,181	7,112	618,419	2,845	13.71%	390	13.90%	1.15%	8.28%
18.0	18	55,747	7,610	661 ,709	3,044	12.20%	371	13.65%	1.15%	8.42%
19.0	19	60,633	8,142	708,028	3,257	10.85%	353	13.43%	1.15%	8.56%
20.0	20	65,860	8,712	757,590	3,485	9.65%	336	13.23%	1.15%	8.69%
	TERMINAL VALUE		207,178			9.65%	19,999

	PRESENT VALUE WITH TERMINAL VALUE EQUAL TO 23.78 ENDING EARNINGS						$25,892

	PER COMMON SHARE						$12.72

	MULTIPLE OF BOOK VALUE						1.51

		Common		A	B	Preferred
SHARES	2035.133	1 ,433.764		406.269	146.692	48.408
BEGINNING EQUITY	(06/30/08)	17,179
BEGIN AVE ASSETS	(06/30/08)	170.496
SHORT TERM GROWTH RATE		10.00%
LONG TERM GROWTH RATE		7.00%
DISCOUNT RATE		12.40%
DIVIDEND SHORT TERM		0.00%
DIVIDEND LONG TERM (Beginning in Year 6)		39.52%
MULTIPLE OF EARNINGS		23.78	X
		70.45%		19.96%	7.21%	2.38%
FIRST FREEDOM
PRO FORMA
SHORT-TERM EARNINGS VALUATION

											Class	Class
			NET		Common	Class A	Class B	Pref.		Common	A	B	Pref.	Combined			EQUITY/
PD	YEAR	EQUITY	INCOME	ASSETS	DIVS.	DIVS.	DIVS.	DIVS.	PVIF	PV	PV	PV	PV	Classes	ROE	ROA	ASSETS

1.0	1	17,380	201	187,546	—	—	—	—	0.89	—	—	—	—	—	1.16%	0.11%	9.27%
2.0	2	17,896	516	206,300	—	—	—	—	0.79	—	—	—	—	—	2.89%	0.25%	8.67%
3.0	3	18,791	894	226,930	—	—	—	—	0.70	—	—	—	—	—	4.76%	0.39%	8.28%
4.0	4	20,133	1,343	249,623	—	—	—	—	0.63	—	—	—	—	—	6.67%	0.54%	8.07%
5.0	5	22,007	1,874	274,586	—	—	—	—	0.56	—	—	—	—	—	8.51%	0.68%	8.01%
	TERMINAL VALUE		44,558						55.74%	17.497	4.958	1.790	591	24.836

	PRESENT VALUE WITH TERMINAL VALUE EQUAL TO 23.78 ENDING EARNINGS									$17.497	$4.958	$1.790	$591	$24.836

	PRO FORMA									$12.20	$12.20	$12.20	$12.20	$12.20

		Common		A	B	Preferred
SHARES	2035.133	1 ,433.764		406.269	146.692	48.408
BEGINNING EQUITY	(06/30/08)	17,179
BEGIN AVE ASSETS	(06/30/08)	170.496
SHORT TERM GROWTH RATE		10.00%
LONG TERM GROWTH RATE		7.00%
DISCOUNT RATE		12.40%
DIVIDEND SHORT TERM		0.00%
DIVIDEND LONG TERM (Beginning in Year 6)		39.52%
MULTIPLE OF EARNINGS		23.78	X
		70.45%		19.96%	7.21%	2.38%
FIRST FREEDOM
PRO FORMA
LONG-TERM EARNINGS VALUATION

											Class	Class
			NET		Common	Class A	Class B	Pref.		Common	A	B	Pref.	Combined			EQUITY/
PD	YEAR	EQUITY	INCOME	ASSETS	DIVS.	DIVS.	DIVS.	DIVS.	PVIF	PV	PV	PV	PV	Classes	ROE	ROA	ASSETS

1.0	1	$17,380	$201	$187,546	—	—	—	—	88.97%	—	—	—	—	—	1.16%	0.11%	9.27%
2.0	2	17,896	516	206,300	—	—	—	—	79.15%	—	—	—	—	—	2.89%	0.25%	8.67%
3.0	3	18,791	894	226,930	—	—	—	—	70.42%	—	—	—	—	—	4.76%	0.39%	8.28%
4.0	4	20,133	1,343	249,623	—	—	—	—	62.65%	—	—	—	—	—	6.67%	0.54%	8.07%
5.0	5	22,007	1,874	274,586	—	—	—	—	55.74%	—	—	—	—	—	8.51%	0.68%	8.01%
6.0	6	23,293	2,143	293,806	597	174	64	22	49.59%	296	86	32	11	425	9.20%	0.73%	7.93%
7.0	7	24,757	2,441	314,373	680	198	73	25	44.12%	300	88	32	11	431	9.86%	0.78%	7.88%
8.0	8	26,420	2,770	336,379	771	225	83	29	39.25%	303	88	33	11	435	10.48%	0.82%	7.85%
9.0	9	28,300	3,134	359,926	873	255	94	32	34.92%	305	89	33	11	438	11.07%	0.87%	7.86%
10.0	10	30,422	3,536	385,120	984	287	106	37	31.07%	306	89	33	11	439	11.62%	0.92%	7.90%
11.0	11	32,809	3,979	412,079	1,108	323	119	41	27.64%	306	89	33	11	440	12.13%	0.97%	7.96%
12.0	12	35,490	4,467	440,924	1,244	363	134	46	24.59%	306	89	33	11	439	12.59%	1.01%	8.05%
13.0	13	38,493	5,004	471,789	1,393	407	150	52	21.88%	305	89	33	11	438	13.00%	1.06%	8.16%
14.0	14	41,851	5,596	504,814	1,558	455	167	58	19.47%	303	89	33	11	436	13.37%	1.11%	8.29%
15.0	15	45,598	6,246	540,151	1,739	508	187	65	17.32%	301	88	32	11	433	13.70%	1.16%	8.44%
16.0	16	49,775	6,960	577,962	1,938	566	208	72	15.41%	299	87	32	11	429	13.98%	1.20%	8.61%
17.0	17	54,236	7,434	618,419	2,070	604	222	77	13.71%	284	83	30	11	408	13.71%	1.20%	8.77%
18.0	18	59,001	7,942	661,709	2,211	645	238	82	12.20%	270	79	29	10	387	13.46%	1.20%	8.92%
19.0	19	64,092	8,485	708,028	2,362	689	254	88	10.85%	256	75	28	10	368	13.24%	1.20%	9.05%
20.0	20	69,532	9,065	757,590	2,524	737	271	94	9.65%	244	71	26	9	350	13.04%	1.20%	9.18%
	TERMINAL VALUE		215,560						9.65%	14,660	4,154	1.500	495	20,809

	PRESENT VALUE WITH TERMINAL VALUE OF TO 23.78 ENDING EARNINGS									$19,042	$5,433	$1,971	$658	$27,103

	PRO FORMA									$13.28	$13.37	$13.43	$13.59	$13.32